**2004/2005**

File No. 69-78

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**
**FORM U-3A-2**

**Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935**

**To Be Filed Annually Prior to March 1**

**ALLETE, Inc.**
**(Name of company)**

hereby files with the Securities and Exchange Commission pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

| Name | State / Province of Organization | Location | Nature of Business |
|---|---|---|---|
| ALLETE, Inc. [1] | Minnesota | Duluth, MN | Energy and Real Estate |
| Superior Water, Light and Power Company [2] | Wisconsin | Superior, WI | Electric, Gas and Water Utility |
| Energy Land, Incorporated [2] | Wisconsin | Duluth, MN | Inactive |
| MP Investments, Inc. [2] | Delaware | Duluth, MN | Investments |
| RendField Land Company, Inc. [2] | Minnesota | Duluth, MN | Land Holding |
| Lakeview Financial Corporation I [2] | Minnesota | Duluth, MN | Financial Services |
| Lakeview Financial Corporation II [2] | Minnesota | Duluth, MN | Inactive |
| Logistics Coal, LLC [3] | Minnesota | Duluth, MN | Inactive |
| ALLETE Capital I [2] | Delaware | Duluth, MN | Dissolved in 2005 |
| ALLETE Capital II [2] | Delaware | Duluth, MN | Trust (Inactive) |
| ALLETE Capital III [2] | Delaware | Duluth, MN | Trust (Inactive) |
| Minnesota Power Enterprises, Inc. [2] | Minnesota | Duluth, MN | Product and Marketing Coordination |
| BNI Coal, Ltd. [4] | North Dakota | Bismarck, ND | Coal Mining |
| MP Affiliate Resources, Inc. [4] | Minnesota | Duluth, MN | Administrative Operations |
| Enventis Telecom, Inc. [4] | Minnesota | Plymouth, MN | Telecommunications |
| Rainy River Energy Corporation [4] | Minnesota | Duluth, MN | Generation/Power Marketing |
| Rainy River Energy Corporation – Wisconsin [4] | Wisconsin | Superior, WI | Generation/Power Marketing |
| Synertec, Incorporated [4, 5] | Minnesota | Duluth, MN | Contract Services |

| Name | State / Province of Organization | Location | Nature of Business |
|---|---|---|---|
| NaturNorth Technologies, LLC [5] | Delaware | Duluth, MN | Product Development |
| Upper Minnesota Properties, Inc. [4] | Minnesota | Duluth, MN | Affordable Housing Projects and Economic Development |
| Upper Minnesota Properties – Meadowlands, Inc. [6, 7] | Minnesota | Duluth, MN | Affordable Housing Project |
| Upper Minnesota Properties – Irving, Inc. [6] | Minnesota | Duluth, MN | Affordable Housing Project |
| Upper Minnesota Properties – Development, Inc. [6] | Minnesota | Duluth, MN | Economic Development |
| ALLETE Water Services, Inc. [2] | Minnesota | Duluth, MN | Administrative Operations |
| Heater Utilities, Inc. [8] | South Carolina | Cary, NC | Sold in 2004 |
| LaGrange Waterworks Corporation [9] | North Carolina | Fayetteville, NC | Sold in 2004 |
| Brookwood Water Corporation [9] | North Carolina | Fayetteville, NC | Sold in 2004 |
| Florida Water Services Corporation [8] | Florida | Orlando, FL | Water and Wastewater Treatment Utility |
| Georgia Water Services Corporation [8] | Georgia | Atlanta, GA | Sold in 2005 |
| Tennessee Water Services, Inc. [8] | Tennessee | Nashville, TN | Dissolved in 2004 |
| Auto Replacement Property, LLC [10] | Indiana | Indianapolis, IN | Real Estate |
| Energy Replacement Property, LLC [10] | Minnesota | Duluth, MN | Real Estate |
| ALLETE Properties, Inc. [2, 11] | Minnesota | Lehigh Acres, FL | Real Estate |
| Cape Coral Holdings, Inc. [12] | Florida | Cape Coral, FL | Real Estate |
| Cape Properties, Inc. [12] | Florida | Cape Coral, FL | Real Estate |
| Palm Coast Forest, LLC [12] | Florida | Palm Coast, FL | Real Estate |
| Palm Coast Land, LLC [12] | Florida | Palm Coast, FL | Subdivider, Developer |
| Tomoka Holdings, LLC [12] | Florida | Ormand Beach, FL | Subdivider, Developer |
| Winter Haven Citi Centre, LLC [12] | Florida | Winter Haven, FL | Retail Shopping Center |
| ALLETE Commercial, LLC [12] | Florida | Cape Coral, FL | Real Estate |
| Lehigh Acquisition Corporation [11, 12] | Delaware | Lehigh Acres, FL | Holding Company |
| Interlachen Lakes Estates, Inc. [13] | Florida | Interlachen, FL | Real Estate |
| Sundowner Properties, Inc. [13] | Pennsylvania | Williston, FL | Real Estate |
| SRC of Florida, Inc. [13] | Florida | Lehigh Acres, FL | Real Estate |
| Florida Landmark Communities, Inc. [13] | Florida | Lehigh Acres, FL | Subdivider, Developer |
| Lehigh Corporation [14] | Florida | Lehigh Acres, FL | Real Estate |
| Lehigh Land & Investment, Inc. [14] | Florida | Lehigh Acres, FL | Real Estate |
| Cliffside Properties, Inc. [14] | California | Lehigh Acres, FL | Real Estate |
| Palm Coast Holdings, Inc. [14] | Florida | Palm Coast, FL | Real Estate |

| Name | State / Province of Organization | Location | Nature of Business |
|---|---|---|---|
| Enterprise Lehigh, Inc. [14] | Florida | Lehigh Acres, FL | Real Estate |
| ALLETE Automotive Services, LLC [2, 15] | Minnesota | Duluth, MN | Administrative Operations |
| ADESA, Inc. [16, 17] | Indiana | Indianapolis, IN | Spun off 09/20/04 |
| AutoVIN, Inc. [16, 18] | Indiana | Roswell, GA | Spun off 09/20/04 |
| ADESA Arkansas, LLC [16, 18] | Delaware | N. Little Rock, AR | Spun off 09/20/04 |
| A.D.E. of Ark-La-Tex, Inc. [16, 18] | Louisiana | Shreveport, LA | Spun off 09/20/04 |
| ADESA Ark-La-Tex, LLC [16, 18] | Louisiana | Shreveport, LA | Spun off 09/20/04 |
| ADESA Birmingham, LLC [16, 18] | Alabama | Moody, AL | Spun off 09/20/04 |
| ADESA California, LLC [16, 18] | California | Sacramento, CA | Spun off 09/20/04 |
| ADESA Charlotte, LLC [16, 18] | North Carolina | Charlotte, NC | Spun off 09/20/04 |
| ADESA Colorado, LLC [16, 18] | Colorado | Fountain, CO | Spun off 09/20/04 |
| ADESA Des Moines, LLC [16, 18] | Iowa | Grimes, IA | Spun off 09/20/04 |
| ADESA Importation Services, Inc. [16, 18] | Michigan | Holly, MI | Spun off 09/20/04 |
| ADESA Lansing, LLC [16, 18] | Michigan | Dimondale, MI | Spun off 09/20/04 |
| ADESA Lexington, LLC [16, 18] | Kentucky | Lexington, KY | Spun off 09/20/04 |
| ADESA Mexico, LLC [16, 18] | Indiana | Indianapolis, IN | Spun off 09/20/04 |
| ADESA Missouri, LLC [16, 18, 19] | Missouri | Barnhart, MO | Spun off 09/20/04 |
| ADESA New York, LLC [16, 18] | New York | Akron, NY | Spun off 09/20/04 |
| ADESA Ohio, LLC [16, 18] | Ohio | Franklin, OH | Spun off 09/20/04 |
| ADESA Oklahoma, LLC [16, 18] | Oklahoma | Tulsa, OK | Spun off 09/20/04 |
| ADESA Pennsylvania, Inc. [16, 18] | Pennsylvania | Mercer, PA | Spun off 09/20/04 |
| ADESA San Diego, LLC [16, 18, 20] | California | Los Angeles, CA | Spun off 09/20/04 |
| ADESA Southern Indiana, LLC [16, 18] | Indiana | Edinburgh, IN | Spun off 09/20/04 |
| ADESA Texas, Inc. [16, 18] | Texas | Houston, TX | Spun off 09/20/04 |
| ADESA Washington, LLC [16, 18] | Washington | Auburn, WA | Spun off 09/20/04 |
| ADESA Wisconsin, LLC [16, 18] | Wisconsin | Portage, WI | Spun off 09/20/04 |
| Auto Dealers Exchange of Concord, LLC [16, 18] | Massachusetts | Framingham, MA | Spun off 09/20/04 |
| Auto Dealers Exchange of Memphis, LLC [16, 18] | Tennessee | Memphis, TN | Spun off 09/20/04 |
| A.D.E. of Knoxville, LLC [16, 18] | Tennessee | Lenoir City, TN | Spun off 09/20/04 |
| Auto Banc Corporation [16, 18] | New Jersey | Manville, NJ | Spun off 09/20/04 |
| ADESA New Jersey, Inc. [16, 18] | New Jersey | Manville, NJ | Spun off 09/20/04 |
| ADESA Atlanta, LLC [16, 18] | New Jersey | Newnan, GA | Spun off 09/20/04 |
| ADESA Phoenix, LLC [16, 18] | New Jersey | Chandler, AZ | Spun off 09/20/04 |

| Name | State / Province of Organization | Location | Nature of Business |
|------|-------------------------------|----------|--------------------|
| ADESA Florida, LLC [16, 18] | Florida | Jacksonville, FL | Spun off 09/20/04 |
| ADESA – South Florida, LLC [16, 18] | Indiana | Opa-Locka, FL | Spun off 09/20/04 |
| ADESA Indianapolis, LLC [16, 18] | Indiana | Plainfield, IN | Spun off 09/20/04 |
| ADESA Transportation, Inc. [16, 18] | Indiana | Indianapolis, IN | Spun off 09/20/04 |
| Asset Holdings III, L.P. [16, 18] | Ohio | Columbus, OH | Spun off 09/20/04 |
| ComSearch, Inc. [16, 18] | Rhode Island | Warren, RI | Spun off 09/20/04 |
| Automotive Recovery Services, Inc. [16, 18] | Indiana | Indianapolis, IN | Spun off 09/20/04 |
| ADESA Properties, Inc. [16, 18] | Delaware | Dimondale, MI | Spun off 09/20/04 |
| Automotive Finance Corporation [16, 18] | Indiana | Indianapolis, IN | Spun off 09/20/04 |
| AFC AIM Corporation [16, 18] | Indiana | Indianapolis, IN | Spun off 09/20/04 |
| AFC Funding Corporation [16, 18] | Indiana | Indianapolis, IN | Spun off 09/20/04 |
| EndTrust Lease End Services, LLC [16, 18] | Texas | Hurst, TX | Spun off 09/20/04 |
| IRT Receivables Corp. [16, 18] | Indiana | Indianapolis, IN | Spun off 09/20/04 |
| Micro 21, Inc. [16, 18] | Indiana | Indianapolis, IN | Spun off 09/20/04 |
| Automotive Finance Canada Inc. [16, 18] | Ontario | Ottawa, ON | Spun off 09/20/04 |
| ADESA Properties Canada Inc. [16, 18] | Delaware | Dimondale, MI | Spun off 09/20/04 |
| PAR, Inc. [16, 18] | Indiana | Carmel, IN | Spun off 09/20/04 |
| 3048540 Nova Scotia Company [16, 18] | Nova Scotia | Halifax, NS | Spun off 09/20/04 |
| 3048538 Nova Scotia Company [16, 18] | Nova Scotia | Halifax, NS | Spun off 09/20/04 |
| ADESA Automotive Services LP [16, 18] | Ontario | Mississauga, ON | Spun off 09/20/04 |
| ADESA Canada Corporation [16, 18] | Nova Scotia | Halifax, NS | Spun off 09/20/04 |
| ADESA Finance Canada Inc. [16, 18] | Nova Scotia | Halifax, NS | Spun off 09/20/04 |
| ADESA Canada Inc. [16, 18] | Quebec | Montreal, QC | Spun off 09/20/04 |
| ADESA Auctions Canada Corporation [16, 18] | Nova Scotia | Halifax, NS | Spun off 09/20/04 |
| ADESA Remarketing Services Inc. [16, 18] | Ontario | Mississauga, ON | Spun off 09/20/04 |
| Impact Auto Auctions Ltd. [16, 18] | Ontario | Mississauga, ON | Spun off 09/20/04 |
| Suburban Auto Parts Inc. [16, 18] | Ontario | Stouffville, ON | Spun off 09/20/04 |
| Impact Auto Auction Sudbury Ltd. [16, 18] | Ontario | Sudbury, ON | Spun off 09/20/04 |
| ADESA Montreal Corporation [16, 18] | Nova Scotia | Halifax, NS | Spun off 09/20/04 |
| CAAG Transport Ltd. [16, 18] | British Columbia | Vancouver, BC | Spun off 09/20/04 |
| 504811 NB Ltd. [16, 18] | New Brunswick | Moncton, NB | Spun off 09/20/04 |
| 79378 Manitoba Inc. [16, 18] | Manitoba | Winnipeg, MB | Spun off 09/20/04 |
| Adesur S. de R.L. de C.V. [16, 18] | Federal District | Mexico City, Mexico | Spun off 09/20/04 |
| Auction Vehicles of Mexico, S. de R.L. de C.V. [16, 18] | Federal District | Mexico City, Mexico | Spun off 09/20/04 |

**Footnotes**

---

[1]    ALLETE, Inc. withdrew from Split Rock Energy LLC in March 2004.

[2]    Subsidiary of ALLETE, Inc.

[3]    Subsidiary of Lakeview Financial Corporation II.

[4]    Subsidiary of Minnesota Power Enterprises, Inc.

[5]    Synertec, Incorporated has a 33.33 percent equity ownership in NaturNorth Technologies, LLC.

[6]    Subsidiary of Upper Minnesota Properties, Inc.

[7]    Upper Minnesota Properties-Meadowlands, Inc. is a 99.5 percent partner in Meadowlands Affordable Housing Limited Partnership.

[8]    Subsidiary of ALLETE Water Services, Inc.

[9]    Subsidiary of Heater Utilities, Inc.

[10]    Subsidiary of Florida Water Services Corporation.

[11]    ALLETE Properties, Inc. owns 80 percent of Lehigh Acquisition Corporation.

[12]    Subsidiary of ALLETE Properties, Inc.

[13]    Subsidiary of Lehigh Acquisition Corporation.

[14]    Subsidiary of Florida Landmark Communities, Inc.

[15]    On May 24, 2004 ALLETE Automotive Services, Inc. was merged into a new subsidiary, ALLETE Automotive Services, LLC.

[16]    On September 20, 2004 ALLETE, Inc. completed the spin-off of ADESA, Inc. and all of its subsidiaries.

[17]    On January 23, 2004 ADESA, Inc. was incorporated as a subsidiary of ALLETE Automotive Services, Inc. On May 24, 2004 ADESA, Inc. and ADESA Corporation were merged with ADESA, Inc., the survivor. On June 21, 2004 ADESA, Inc. sold 6.6 percent of its common stock in an initial public offering and ALLETE Automotive Services, LLC owned the remaining 93.4 percent of ADESA, Inc.

[18]    At September 20, 2004 was a directly or indirectly owned subsidiary of ADESA, Inc.

[19]    On March 30, 2004 ADESA, Inc. incorporated Auto Dealers Exchange of Missouri, LLC. On April 30, 2004 ADESA Missouri, Inc. and Auto Dealers Exchange of Missouri, LLC were merged and the surviving entity was renamed ADESA Missouri, LLC.

[20]    On August 23, 2004 ADESA San Diego, LLC was transferred to ADESA, Inc.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

**Claimant** – ALLETE, Inc.

Reference is made to the Annual Report on Form 10-K (File No. 1-3548), filed by the claimant with the Securities and Exchange Commission on or about February 11, 2005, for the fiscal year ended December 31, 2004, particularly pages 5 through 12, which is hereby incorporated by reference in this statement.

**Subsidiary** – Superior Water, Light and Power Company

Same reference as under claimant.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a) Number of kWh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

| | Electricity | Gas |
|---|---|---|
| ALLETE, Inc. | 12,555,845,137 | None |
| Superior Water, Light and Power Company | 581,303,916 | 2,083,651 |

(b) Number of kWh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

None

(c) Number of kWh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

| | Electricity | Gas |
|---|---|---|
| ALLETE, Inc. | 1,380,484,000 | None |
| Superior Water, Light and Power Company | None | None |

(d) Number of kWh of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each company is organized or at the State line.

| | Electricity | Gas |
|---|---|---|
| ALLETE, Inc. | 3,966,965,618 | None |
| Superior Water, Light and Power Company | 597,834,206 | 2,085,448 |

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

None

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

(b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

---

**Exhibits**

[This **Exhibit A** contains confidential information which has been omitted, but filed separately with the Securities and Exchange Commission.]

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 11th day of February 2005.


CORPORATE SEAL

|                                  |
| -------------------------------- |
| ALLETE, Inc. |
| (Name of Claimant) |


By       /s/ James K. Vizanko
Senior Vice President and
Chief Financial Officer


Attest:


       /s/ Mark A. Schober
Senior Vice President and Controller


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

| James K. Vizanko | Senior Vice President and Chief Financial Officer |
| (Name) | (Title) |


ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802-2093
(Address)